October 1, 2004

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Johnson Controls, Inc.
Incoming letter dated September 27, 2004

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

The Division will not recommend enforcement action to the Commission if, in reliance on your opinion that registration is not required, JCI, Holdco and MergerSub effect the Merger in compliance with Section 180.1104 of the WBCL without registration under the 1933 Act.

In reaching this position, we particularly note:

- shareholder approval of the Merger is not required under Section 180.1104 of the WBCL;
- shareholder approval of the Merger is not being sought;
- your representation that, under Section 180.1104 of the WBCL, JCI shareholders will not be entitled to shareholder appraisal or dissenters' rights;
- JCI shareholders will receive securities of the same class evidencing the same proportional interests in Holdco as those they held in JCI;
- the business conducted by the Company (which you define as the consolidated business and operations of JCI) will not change as a result of the Merger;
- the board of directors and officers of Holdco immediately following consummation of the Merger will be identical to the board of directors and officers of JCI immediately prior to the consummation of the Merger;
- the rights and interests of the holders of Holdco Common Stock will be substantially the same as the rights and interests of the holders of JCI Common Stock;
- Holdco and MergerSub were recently formed for the sole purpose of effecting the Merger, and, prior to consummation of the Merger, will have no significant assets or liabilities;
- immediately following consummation of the Merger, the consolidated assets and liabilities of Holdco and its subsidiaries will be substantially identical to the consolidated assets and liabilities of JCI and its subsidiaries immediately prior to consummation of the Merger;
- the common stock of Holdco will be issued solely as part of a reorganization of

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the Company into a holding company structure;

- JCI Common Stock is registered under Section 12(b) of the 1934 Act;
- JCI is current in its reporting under Section 13 of the 1934 Act;
- JCI and Holdco will file all required reports on Form 8-K related to the Merger, and on the effective date of the Merger, Holdco will file a Form 8-K describing the Merger; and
- as soon as practicable after the Merger becomes effective, Holdco will provide its shareholders with a description of the Merger.

The reporting history of JCI under the 1934 Act may be taken into account to determine whether Holdco is eligible to use Form S-3 or Form S-8 under the 1933 Act, and to determine whether Holdco may furnish information in a Form S-4 under the 1933 Act in the manner permitted for a company that is eligible to use Form S-3, as contemplated by General Instruction B.1.a. of Form S-4.

Holdco, as successor to JCI, need not file new registration statements under the 1933 Act for ongoing offerings of securities covered by JCI's currently effective registration statements on Form S-3 and currently effective registration statements on Form S-8 relating to the Stock Plans. Instead, Holdco may adopt JCI's registration statements pursuant to Rule 414 under the 1933 Act by filing post-effective amendments to those registration statements.

JCI's 1934 Act reporting history may be taken into account when determining Holdco's compliance with the current public information requirements of Rule 144(c)(1) under the 1933 Act. Average weekly reported trading volume in JCI Common Stock during the time periods specified by Rule 144(e)(1) may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e).

Persons who receive Holdco Common Stock in exchange for JCI Common Stock may take into account the periods during which they held JCI Common Stock for the purpose of calculating their holding periods for Holdco Common Stock pursuant to Rule 144(d) under the 1933 Act.

The Merger will constitute a "succession" for purposes of Rule 12g-3(a) under the 1934 Act and Holdco will be an "accelerated filer" for purposes of Rule 12b-2 under the 1934 Act.

Persons who have filed statements on Schedule 13D or 13G under the 1934 Act reporting beneficial ownership of JCI Common Stock will not be required to file additional or amended statements on Schedule 13D or 13G as a result of the Merger, provided that they note in their next subsequent filings on Schedule 13D or 13G that Holdco is the successor to JCI.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require different conclusions. Moreover, the response regarding registration under the 1933 Act merely expresses the Division's view on enforcement action only and does not express a legal conclusion on the question presented.

Your request for confidential treatment pursuant to 17 C.F.R. 200.81 has been granted for the earlier of (i) 120 days from the date of this letter; or (ii) such earlier date as the Merger described in your letter has been publicly disclosed.

Sincerely,

Jeffrey S. Cohan
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2004

Patrick G. Quick
Foley & Lardner LLP
777 East Wisconsin Avenue
Suite 3800
Milwaukee, Wisconsin 53202-5306

Re: Johnson Controls, Inc.

Dear Mr. Quick:

In regard to your letter of September 27, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

FOLEY

FOLEY & LARDNER LLP
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER'S DIRECT LINE
414.297.5678
pgquick@foley.com EMAIL

CLIENT/MATTER NUMBER
041515-0124

September 27, 2004

CONFIDENTIAL

RECD S.E.C.
SEP 2 8 2004
1083

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: **Confidential Treatment of Enclosed Request**

Ladies and Gentlemen:

We respectfully request, pursuant to 17 C.F.R. Section 200.81(b), confidential treatment of the enclosed "no-action" request letter and the Division's response thereto until 120 days after the date of the Division's response, or such earlier date as the Reorganization described in the enclosed "no-action" letter has been made public. We make this request because many of the facts surrounding the proposed Reorganization described in the enclosed "no-action" request letter have not yet been made public, and the Company wishes to have the opportunity to discuss these facts and other terms of the proposed reorganization with third parties such as banks, the New York Stock Exchange and rating agencies before public announcement of the reorganization. Although, for reasons analogous to those we have discussed in the enclosed "no-action" request letter, the Company believes the proposed Reorganization should have no substantive effect on matters such as the Company's long- or short-term debt, the trading of its common stock on the New York Stock Exchange or the Company's credit ratings, the Company fears that public release by the Staff of information regarding the proposed Reorganization without prior discussions between the Company and these third parties could cause the third parties or the public investing community to act rashly to the detriment of the Company's credit ratings or stock price. Additionally, the Company is concerned that its customers and suppliers, many of whom have varying levels of sophistication, may not understand that the proposed Reorganization is being accomplished for purely administrative reasons and may also react negatively. Stated simply, the Company wants the ability to be the first to communicate the reasons for and the effects of the proposed Reorganization with third parties on which its business and its reputation are substantially dependent. Given the Company's size and the resulting number and complexity of its relationships, such third party communications will involve a substantial undertaking, requiring much coordination and preparation, and will likely require at least the 120 days of confidential treatment that the Company is requesting from the time the Company receives positive advice from the Division as requested in the "no-action" request letter to organize and carry out. Further, if the Division's staff disagrees with any of our conclusions set forth in the "no-action" request letter, or is not inclined to grant the advice or relief requested in the "no-action" request letter, then the Company may choose not to proceed with the proposed Reorganization – either on the terms described in the "no-action" request letter or at all.

If you have any questions concerning this request, please contact the undersigned at (414) 297-5678 or Jessica S. Lochmann at (414) 297-5817. If, upon review of this request, the Division is not inclined to grant our request for confidentiality, then we ask that you so advise us immediately so that we may have an opportunity to address your concerns. Thank you.

Very truly yours,

Patrick G. Quick

Enclosures

cc: John P. Kennedy
Jerome D. Okarma
Johnson Controls, Inc.

William J. Abraham, Jr.
Jessica S. Lochmann
Foley & Lardner LLP

FOLEY

FOLEY & LARDNER LLP
ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER'S DIRECT LINE
414.297.5678
EMAIL pgquick@foley.com

CLIENT/MATTER NUMBER
041515-0124

September 27, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: Johnson Controls, Inc.

Ladies and Gentlemen:

In general terms, our client, Johnson Controls, Inc., a Wisconsin corporation, is considering reorganizing its operations to form a holding company structure. When we refer in this letter to the consolidated business and operations of Johnson Controls, Inc., we use the term "the Company," and when we refer to Johnson Controls, Inc. as an individual entity, we use the term "JCI." On behalf of the Company, we hereby request confirmation by the Securities and Exchange Commission Division of Corporation Finance (the "Division"), in the form of a no-action letter or interpretive opinion, with respect to certain interpretations under the Securities Act of 1933, as amended (the "1933 Act"), and the Securities Exchange Act of 1934, as amended (the "1934 Act"), incident to the Company's proposed reorganization upon the terms as described in this letter. As discussed below, the Division has granted relief in several circumstances that are similar to the relief requested in this letter. This letter is intended to replace in its entirety our earlier request of February 5, 2004.

As described more fully below, the Company is considering reorganizing its operations as a means to allow the Company to operate its operating businesses through a holding company structure in which JCI will become a wholly-owned subsidiary of a new holding company ("Holdco"). The reorganization will provide the structure for the Company to create a framework that better reflects its individual operating businesses, allows for and can accommodate future growth from internal operations, acquisitions or joint ventures, broadens the alternatives available for future financing and generally provides for greater administrative and operational flexibility.

To effect the reorganization, JCI proposes to enter into a Plan of Merger (the "Plan") with Holdco, which will initially be a wholly-owned subsidiary of JCI, and a corporation initially owned solely by JCI and Holdco ("MergerSub") pursuant to which JCI will be merged with and into MergerSub with MergerSub surviving (the "Merger"). Immediately after the Merger, each person who owned an equity interest in JCI immediately prior to the Merger will own a corresponding equity interest in Holdco. As a result of the Merger, Holdco will thereafter indirectly conduct the businesses that JCI conducted immediately prior to the Merger. The Company currently intends that the name of Holdco will be changed to "Johnson Controls, Inc." after the Merger and that MergerSub will have a distinguishable name, such as "JCI Controls, Inc."

The Company intends to accomplish the Merger pursuant to Section 180.1104 of the Wisconsin Business Corporation Law (the "WBCL"), a copy of which section we are including as Exhibit A to this letter. Section 180.1104 of the WBCL permits mergers of a parent company with a subsidiary such as the Merger. Mergers effected pursuant to Section 180.1104 of the WBCL do not require shareholder approval and do not give rise to shareholder appraisal or dissenters' rights.

Summary of Basis for Relief Requested

The Company would effect the Merger after approval of JCI's Board of Directors, but without a vote of JCI's shareholders, pursuant to Section 180.1104 of the WBCL. This section of the WBCL was recently enacted, and to our knowledge, no company has sought the relief we are requesting in connection with the formation of a holding company under that section. The Division has, however, granted relief similar to the relief we are requesting in several other instances. *See* Lamalie Associates, Inc. (available December 15, 1998); El Paso Natural Gas Company (available May 21, 1998); Rouge Steel, Inc. (available April 22, 1997); BMC West Corporation (available April 16, 1997); Halliburton Company (available December 11, 1996); America West Airlines, Inc. (available April 25, 1996); Proler International Corp. (available March 8, 1996); Toys "R" Us, Inc. (available December 1, 1995); INDRESCO Inc. (available October 31, 1995); Bon-Ton Stores, Inc. (available July 14, 1995); and Par Pharmaceutical, Incorporated (available June 19, 1991).

Background

The Company

The Company, a publicly-held corporation listed on the New York Stock Exchange (the "NYSE"), currently conducts business in two operating segments, controls and automotive. The Company operates its businesses that comprise these segments primarily through JCI's direct and indirect subsidiaries, but JCI directly conducts some operations – primarily those associated with the Company's controls business. The Company is a reporting company under the 1934 Act and is current in its filings under the 1934 Act.

As of June 30, 2004 JCI has an authorized capitalization consisting of: (i) 600,000,000 shares of Common Stock, par value 0.04^1/_6$ per share ("JCI Common Stock"), of which approximately 190,000,000 shares are issued and outstanding, and (ii) 2,000,000 shares of preferred stock, $1.00 par value. JCI's Board of Directors has the authority, without further shareholder action, to divide the preferred stock into series and to determine and fix the preferences, limitations and certain other rights of each series prior to issuance. As of June 30, 2004, no preferred stock was outstanding.

Holdco

Holdco will, as of the effective time of the Merger (the "Effective Time"), have an authorized capitalization that is identical to the authorized capitalization of JCI, as of the Effective Time. Based upon current circumstances, that capitalization would be as follows:

- The Articles of Incorporation of Holdco will provide for an authorized capitalization consisting of: (i) 600,000,000 shares of common stock, par value $0.04^{1}/_{6}$ per share ("Holdco Common Stock"), and (ii) 2,000,000 shares of preferred stock, $1.00 par value.

- Holdco's Board of Directors will have the authority, without further shareholder action, to divide the preferred stock into series and to determine and fix the preferences, limitations and certain other rights of each series prior to issuance.

Following the Merger, Holdco will have outstanding shares, Articles of Incorporation and By-Laws that are identical in substance to those of JCI prior to the Merger, except with respect to the companies' names and other technical, non-substantive matters, including the following, which are the differences that the Company currently intends to reflect in Holdco's Articles of Incorporation and By-Laws:

- Because certain provisions of the WBCL relating to voting that apply to JCI as a result of its history as a Wisconsin corporation will not apply to Holdco because it is newly formed, Holdco's Articles of Incorporation will include a provision not found in JCI's Articles of Incorporation that requires a two-thirds vote by shareholders to approve certain proposals so that the voting requirements of Holdco's shareholders after the Merger will be the same as the voting requirements of the shareholders of JCI before the Merger;

- Holdco's Articles of Incorporation will include a provision not found in JCI's Articles that is necessary to carry over to Holdco's By-Laws the four-fifths voting requirement in JCI's By-Laws so that the voting requirements for Holdco's shareholders after the Merger will be the same as the voting requirements of the shareholders of JCI before the Merger;

- Holdco's By-Laws will include a provision not found in JCI's By-Laws to the extent it is necessary to carry over to Holdco from JCI the specific remaining terms of the members of the classified board of directors that JCI currently has;

- Because certain provisions of the WBCL relating to limitations on indemnification that provided for the same result with respect to JCI due to its history as a Wisconsin corporation will not apply to Holdco because it is newly formed, Holdco's Articles of Incorporation will include a provision not included in JCI's Articles of Incorporation that will eliminate the possibility that the indemnification provisions in Holdco's

Articles of Incorporation will be viewed as limitations on Holdco's mandatory obligation to indemnify under the WBCL; and

- Holdco's Articles of Incorporation will update a reference in JCI's Articles of Incorporation to the Securities Exchange Act of 1934 as in effect on January 1, 1969.

In addition, Holdco will have a board of directors, officers and consolidated assets and liabilities substantially identical to those of JCI prior to the Merger.

Stock Plans

JCI currently maintains several benefit plans (each a "Stock Plan" and collectively the "Stock Plans") that involve the issuance of JCI Common Stock or interests in JCI Common Stock and/or in the related Stock Plan. JCI maintains effective registration statements on Form S-8 with respect to each Stock Plan. From and after the Effective Time, Holdco will assume all of JCI's obligations under the Stock Plans and Holdco will issue shares of Holdco Common Stock in lieu of shares of JCI Common Stock under the Stock Plans. Further, as applicable, interests in Holdco Common Stock will be issued in lieu of interests in JCI Common Stock under the Stock Plans. Pursuant to the Merger, each outstanding option to purchase JCI Common Stock granted pursuant to the Stock Plans will be converted into an option to purchase the same number of shares of Holdco Common Stock. Holdco and JCI will execute and deliver such documents, and make such amendments to the Stock Plans, as necessary or appropriate to effect the assumption of the Stock Plans by Holdco. However, the amendments will not alter the benefits accruing to participants under the Stock Plans, the number of securities to be issued under the Stock Plans or the requirements for eligibility under the Stock Plans.

The Merger

In preparation for the Merger, JCI will form Holdco, a wholly-owned subsidiary, and JCI and Holdco in turn will form MergerSub, a corporation owned solely by JCI and Holdco. Prior to the Merger, neither Holdco nor MergerSub will have any liabilities, conduct any business or have any assets, other than minimal amounts of cash and cash equivalents representing their respective initial capitalizations and, in the case of Holdco, the stock of MergerSub. To effect the Merger, JCI will enter into the Plan with Holdco and MergerSub pursuant to which JCI will be merged with and into MergerSub. JCI, Holdco and MergerSub will accomplish the Merger pursuant to Section 180.1104 of the WBCL. Mergers effected pursuant to Section 180.1104 of the WBCL do not require shareholder approval and do not give rise to shareholder appraisal or dissenters' rights.

At the Effective Time, JCI will be merged with and into MergerSub, with MergerSub as the surviving company. This will result in the termination of JCI's corporate existence and in MergerSub becoming a direct, wholly-owned subsidiary of Holdco. Also immediately after the Merger, the stock of Holdco that JCI owned will be transferred to Holdco or otherwise eliminated. By virtue of the Merger:

- each person that owned JCI Common Stock immediately prior to the Merger will own a corresponding number of shares and percentage of the corresponding outstanding Holdco Common Stock;
- after the Effective Time, Holdco and its subsidiaries will continue to conduct the business and operations that JCI and its subsidiaries conducted immediately before the Effective Time;
- the consolidated assets and liabilities of Holdco and its subsidiaries immediately after the Effective Time will be substantially identical to the consolidated assets and liabilities of JCI and its subsidiaries immediately before the Effective Time; and
- the name of Holdco will be changed to "Johnson Controls, Inc." after the Merger, and MergerSub will have a distinguishable name, such as "JCI Controls, Inc."

In addition, the Company has received a Letter Ruling from the Internal Revenue Service confirming that the shareholders of JCI will not, as a direct result of the Merger, recognize gain or loss for United States federal income tax purposes.

Following the Merger, Holdco will restructure its subsidiaries so that its corporate structure better reflects its two operating segments, one of which segments houses the controls business and the other of which houses the automotive businesses. Specifically, Holdco and its subsidiaries will restructure their assets and operations so that: (i) Holdco will serve as a holding company; (ii) MergerSub will, directly and through subsidiaries, operate the Company's United States controls business; (iii) a second subsidiary of Holdco will, directly and through subsidiaries, operate the Company's United States automotive interior systems business; (iv) a third subsidiary of Holdco will, directly and through subsidiaries, operate the Company's United States automotive battery business; and (v) a fourth subsidiary of Holdco will, directly and through subsidiaries, operate the Company's foreign operations. This restructuring will not affect the Company's assets and liabilities or the business or operations that the Company conducts.

At the Effective Time, Holdco Common Stock will be listed for trading on the NYSE, and JCI Common Stock will be withdrawn from listing and will no longer be registered pursuant to Section 12 of the 1934 Act.

JCI will timely file a Current Report on Form 8-K when the parties enter into the Plan. JCI and/or Holdco, as appropriate, will file a Current Report on Form 8-K describing the Merger on the date that the Effective Time occurs. Additionally, as soon as practicable after the Effective Time, Holdco will issue a news release describing the Merger and will send a notice describing the Merger to its shareholders of record as of the date that the Effective Time occurs.

Requested Advice

On behalf of the Company, we seek your concurrence in the form of a no-action letter and/or interpretive opinion with respect to the following, each of which is discussed more fully below:

1. Rule 145 and Section 2(a)(3).

The Merger is not a transaction involving a "sale" as described in Rule 145(a) under the 1933 Act, and the consummation of the Merger does not otherwise constitute an "offer," "offer to sell," "offer for sale" or "sale" within the meaning of Section 2(a)(3) of the 1933 Act.

2. Forms S-3, S-4 and S-8.

After the Effective Time, Holdco may, as a successor registrant, include the prior activities and status of JCI in determining whether Holdco meets the eligibility requirements for the use of Forms S-3 and S-8, and for purposes of registration statements on Form S-4, Holdco may furnish information in a manner permitted to a company eligible to use Form S-3 to the extent that, prior to the Effective Time, JCI would have been eligible to use Form S-3.

3. Rule 414.

After the Effective Time, Holdco will constitute a "successor issuer" of JCI for purposes of Rule 414 promulgated under the 1933 Act and may file post-effective amendments to JCI's registration statements on Forms S-3 and S-8 as contemplated by Rule 414.

4. Rule 144.

The prior activities of JCI and the average weekly reported trading volume in JCI Common Stock may be taken into account in determining whether Holdco has complied with the information requirements of Rule 144(c)(1) under the 1933 Act and the limitation on the amount of securities that may be sold pursuant to Rule 144(e) under the 1933 Act. In addition, holders of "restricted" shares of Holdco Common Stock will not be deemed to have acquired such shares on the date of the Merger, but instead may tack the periods during which they held JCI Common Stock for purposes of satisfying the holding period requirements of Rule 144(d).

5. Rules 12g-3 and 12b-2.

The Merger constitutes a "succession" for purposes of Rule 12g-3(a) of the 1934 Act, and upon consummation of the Merger, the Holdco Common Stock will be deemed to be registered under Section 12(b) of the 1934 Act in accordance with Rule 12g-3(e).

Further, JCI's status as an accelerated filer under Rule 12b-2 of the 1934 Act and its history of filing annual reports pursuant to Section 13(a) or 15(d) under the 1934 Act will be carried over to Holdco, making Holdco an accelerated filer for purposes of Rule 12b-2 of the 1934 Act.

6. **Schedules 13D and 13G.**

Persons who have filed statements on Schedules 13D or 13G reporting ownership interests in JCI Common Stock will not be required to file any additional or amended statements or forms as a result of the Merger, provided they instead note in their next filings that Holdco is the successor issuer to JCI.

Discussion and Analysis

1. **Rule 145 and Section 2(a)(3).**

Rule 145(a) under the 1933 Act provides that a "sale" is deemed to be involved, within the meaning of Section 2(a)(3) of the 1933 Act, when a company's security holders are asked to vote on or to consent to a plan or agreement for a statutory merger. In adopting Rule 145, the SEC rescinded former Rule 133 under the 1933 Act, which provided that certain recapitalization, merger and other business combination transactions did not constitute "sales." The SEC said it rescinded former Rule 133 because "transactions of the character described in Rule 133 do not . . . occur solely by operation of law and without the element of individual stockholder volition." Rather,

> [t]he corporate action . . . is derived from the individual consent given by each stockholder in voting on a proposal to merge or consolidate a business or reclassify a security. In voting, each consenting stockholder is expressing his voluntary and individual acceptance of the new security, and generally the disapproving stockholder is deferring his decision as to whether to accept the new security or, if he exercises his dissenter's rights, a cash payment. The corporate action in these circumstances, therefore, is not some type of independent fiat, but is only the aggregate effect of the voluntary decisions made by the individual stockholders to accept or reject the exchange.

SEC Release 33-5316 (May 2, 1972) (the "1972 Release"), which adopted Rule 145 under the 1933 Act. The quoted language evidences that the SEC intended Rule 145 to require registration of transactions where security holders have voting or dissenters' rights of appraisal in respect of the transactions covered thereby. *See* General Electric Capital Corporation (available July 26, 2000), Lamalie Associates, Inc., *supra*, and New Street Capital Corporation (available July 7, 1993). However, under the applicable provisions of Section 180.1104 of the WBCL, the Merger will be consummated without the necessity of having to solicit or obtain the vote or consent of the holders of the JCI Common Stock and without conferring any rights of appraisal on such holders. Accordingly, JCI is not required to, and does not intend to, obtain the vote or consent of its shareholders prior to consummating the Merger. Therefore, the holders of the JCI Common Stock have no investment decision to make in connection with the Merger because the receipt of shares of Holdco Common Stock by such holders will be automatic and absent the need for their approval or consent. In light of the foregoing, we are of the opinion that the Merger is not the type of transaction involving a "sale" that is described in Rule 145(a).

We are also of the opinion that the Merger does not otherwise constitute an "offer," "offer to sell," "offer for sale" or "sale" within the meaning of Section 2(a)(3) of the 1933 Act. In the 1972 Release, the Commission stated that a short-form merger that could be consummated without shareholder approval and, therefore, was not within the scope of Rule 145(a) might nevertheless be a transaction involving an "offer," "offer to sell," "offer for sale" or "sale" within the meaning of Section 2(a)(3) of the 1933 Act and therefore subject to the registration provisions of the 1933 Act. The Merger is different from such a short-form merger in at least two respects. First, in a short-form merger of the type described in the Release, the shareholders of the subsidiary receive, in exchange for their shares, an ownership interest in the surviving company that is different from the percentage interest that they owned prior to the merger because the shares being issued in the merger are in addition to the then outstanding shares of the surviving company. As a result, the short-form merger has an economic impact on the shareholders of the subsidiary. The Merger, on the other hand, involves a one-for-one share exchange that will result in the holders of JCI Common Stock holding the same percentage of the corresponding Holdco Common Stock and being in the same economic position after the Merger as before the Merger. Second, because shareholders have appraisal rights in a short-form merger of the type described in the Release, such a merger requires an investment decision by the shareholders who must determine whether to accept the shares being offered or exercise their appraisal rights. As discussed above, in the Merger, the shareholders of JCI will neither vote nor have appraisal rights. As a result, there is no investment decision to be made by the shareholders of JCI.

On the basis of the foregoing, it is our opinion that the Merger does not require registration under the 1933 Act. Our opinion is consistent with the previous determinations of the Division in El Paso Natural Gas Company, Rouge Steel Inc., Halliburton Company, America West Airlines, Inc., Proler International Corp., Toys "R" Us, Inc., INDRESCO, Inc., Bon-Ton Stores, Inc. and Par Pharmaceutical, Incorporated, *supra*.

2. Forms S-3, S-4 and S-8.

General Instruction I.A.7 to Form S-3 under the 1933 Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1, 2, 3 and 5 to Form S-3 if: (i) its predecessor and it, taken together, meet such conditions; (ii) the succession was primarily for the purpose of forming a holding company; and (iii) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor. The succession of Holdco to the business, assets and liabilities of JCI pursuant to the Merger will be primarily for the purpose of forming a holding company, and the consolidated assets and liabilities of Holdco immediately after the Effective Time will be the same as the consolidated assets and liabilities of JCI immediately prior thereto. Accordingly, it is our opinion that Holdco should be deemed to be a successor registrant and should be able to include JCI's acts and status prior to the Effective Time in determining whether Holdco is eligible to use Form S-3. Our opinion is consistent with the previous determinations of the Division in Rouge Steel, Inc., Halliburton Company, America West Airlines, Inc., Toys "R" Us, Inc. and INDRESCO, Inc., *supra*.

Similarly, the General Instructions to Form S-8 require as a condition to the use of Form S-8 that, among other things, the registrant be subject to the reporting requirements of Section 13 or 15(d) of the 1934 Act and that all reporting requirements for the prior twelve months (or for such shorter time as the registrant shall have been subject to such requirements) shall have been met. JCI currently satisfies this requirement, and Holdco will be subject to the reporting requirements of Section 13 of the 1934 Act following the merger. Therefore, the purpose of the General Instructions of insuring adequate information regarding the registrant and the securities that are registered will be satisfied. For these reasons, it is our opinion that Holdco should be deemed to be a successor registrant and should be able to include JCI's acts and status prior to the Effective Time in determining whether Holdco is eligible to use Form S-8. The Division has previously issued no-action letters in similar circumstances where a holding company sought to rely upon the reporting history of a predecessor company in determining compliance with the conditions to the use of Form S-8. *See* Par Pharmaceutical, Incorporated, *supra.*

It is also our opinion that, for purposes of registration statements on Form S-4, Holdco may furnish information in a manner permitted to a company eligible to use Form S-3 to the extent that, prior to the Effective Time, JCI would have been eligible to use Form S-3. Our opinion is consistent with the previous determinations of the Division in El Paso Natural Gas Company, Rouge Steel, Inc., BMC West Corporation, America West Airlines, Inc., Toys "R" Us, Inc., INDRESCO, Inc. and Par Pharmaceutical, Incorporated, *supra.*

3. Rule 414.

Rule 414 under the 1933 Act provides that if, under certain circumstances, an issuer succeeds another issuer for the purpose of changing its form of organization, then the registration statement of the predecessor will be deemed to be the registration statement of the successor for the purpose of continuing the offering covered by such registration statement.

With two exceptions, the Merger will satisfy the conditions enumerated in Rule 414. The first exception is Rule 414(b), which requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. As noted above, Holdco will not *directly* acquire all of the assets and assume all of the liabilities and obligations of JCI. However, all such assets and liabilities will remain with the Company after the Merger. As a result, consistent with the spirit of Rule 414, Holdco will *indirectly* acquire all such assets and will assume all such liabilities and obligations as a result of its ownership of all of the capital stock of MergerSub, and the consolidated assets and liabilities of Holdco immediately after the Merger will be substantially identical to the consolidated assets and liabilities of JCI immediately before the Merger. We believe satisfaction of the spirit, if not the technical requirements, should suffice for purposes of satisfying Rule 414(b). The second exception is Rule 414(c), which requires shareholder approval of the Merger following the solicitation of proxies pursuant to Section 14(a) of the 1934 Act or the furnishing of information pursuant to Section 14(c) of the 1934 Act. As noted above, because shareholder approval of the Merger is not required pursuant to Section 180.1104 of the WBCL, JCI does not intend to seek such approval and therefore will not need to solicit proxies or provide such information, although JCI and/or Holdco, as appropriate, will timely file a Current Report on Form 8-K describing the Merger promptly following the Effective Time. We believe the failure to meet the technical requirements of Rule 414(c) is not material and should not affect the application of Rule 414 because, in substance, the effect of a holding company reorganization is similar to a change in form of organization pursuant to successions that meet the requirements of Rule 414(c).

Again, subject to these two exceptions and the reasons we believe such exceptions should not affect the applicability of Rule 414, JCI will comply with the conditions of Rule 414, including the amendment of the current JCI registration statements pursuant to Rule 414(d) (which rule states that the successor issuer will file an amendment to the registration statement of the predecessor issuer expressly adopting such statements as its own registration statements and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession).

For these reasons, it is our opinion that JCI's registration statements on Forms S-3 and S-8 should be deemed to be the corresponding registration statements of Holdco as the successor issuer for the purpose of continuing the offerings for purposes of Rule 414 promulgated under the 1933 Act, and that Holdco may file post-effective amendments to JCI's registration statements on Forms S-3 and S-8 as contemplated by Rule 414. Our opinion is consistent with the previous determinations of the Division with respect to Rule 414 in the context of transactions similar to the Merger. *See* El Paso Natural Gas Company, Rouge Steel, Inc., BMC West Corporation, America West Airlines, Inc., Toys "R" Us, Inc., INDRESCO, Inc. and Par Pharmaceutical, Incorporated, *supra*.

4. Rule 144.

Rule 144 imposes certain restrictions on sales of restricted securities and sales of securities by and for the accounts of affiliates of an issuer. Rule 144(c)(1) requires the issuer to have been subject to the reporting requirements of the 1934 Act for a period of at least 90 days immediately preceding the sale of the securities and to have filed all reports required to be filed under the 1934 Act during the 12 months preceding the sale of the securities, or such shorter time as the issuer was required to file such reports.

Because, immediately after the Effective Time, Holdco will have, on a consolidated basis, substantially identical assets, liabilities, business and operations as JCI had, on a consolidated basis, immediately before the Effective Time and JCI has been subject to, and has complied with the reporting requirements of, the Act for more than the past 12 months, it is our opinion that, for purposes of Rule 144, Holdco should be deemed, immediately after the Effective Time, to have complied with the public information requirements of Rule 144(c)(1). Our opinion is consistent with the previous determinations of the Division in Lamalie Associates, Inc., El Paso Natural Gas Company, Proler International Corp., Toys "R" Us, Inc., INDRESCO, Inc. and Bon-Ton Stores, Inc., *supra*.

For the same reasons, it is our opinion that, for purposes of Rule 144, the most recent report or statement published by JCI prior to the Effective Time and the average weekly reported volume of trading in JCI Common Stock during the time periods specified in Rule 144(e)(1) occurring immediately prior to the Effective Time may be taken into account by holders of Holdco Common Stock in determining the applicable limitation on amount of stock that may be sold in compliance with Rule 144(e)(1) and (2). Our opinion is consistent with the previous determination of the Division in Lamalie Associates, Inc. and El Paso Natural Gas Company, *supra*.

Finally, in both Lamalie Associates, Inc. and El Paso Natural Gas Company, *supra*, the Division took no-action when holding periods were tacked for purposes of Rule 144(d) in the context of a holding company reorganization, where four conditions were met. The conditions were: (i) the holding company stock must be issued solely in exchange for the constituent company common stock; (ii) security holders receive securities of the same class and in the same proportions as exchanged; (iii) the holding company is newly formed and has no significant assets except constituent company securities immediately after the transaction and, at that time, has substantially the same assets and liabilities on a consolidated basis as those of the constituent company immediately prior to the transaction; and (iv) the rights and interests of shareholders of the holding company are substantially the same as they had as holders of the constituent company's stock. Because the Merger satisfies each of these items, it is our opinion that holders of Holdco Common Stock may tack the periods during which they held JCI Common Stock for purposes of satisfying the holding period requirements of Rule 144(d).

5. Rules 12g-3 and 12b-2.

Rule 12g-3 under the 1934 Act provides that "[w]here in connection with a succession by merger, consolidation, exchange of securities or otherwise, securities of an issuer that are not previously registered pursuant to section 12 of the [1934] Act are issued to the holders of any class of securities of another issuer that is registered pursuant to either section 12(b) or (g) of the [1934] Act, the class of securities so issued shall be deemed to be registered under the same paragraph of section 12 of the [1934] Act . . . " We are of the opinion that the Merger constitutes a "succession" for purposes of Rule 12g-3(a) under the 1934 Act and that, therefore, the Holdco Common Stock, upon issuance, will be deemed registered under Section 12(b) of the 1934 Act.

Although the definition of "succession" in Rule 12b-2 under the 1934 Act contemplates the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer," and not a holding company reorganization, it is clear from the no-action positions that the Division has taken in the past that the structure of the Merger should constitute a "succession" for purposes of Rule 12g-3(a) under the 1934 Act. *See* Lamalie Associates, Inc., El Paso Natural Gas Company, BMC West Corporation, America West Airlines, Inc., Proler International Corp., Toys "R" Us, Inc. and INDRESCO, Inc., *supra*.

Additionally, in SEC Release 34-38850, dated July 18, 1997 (the "1997 Release"), the SEC specifically stated that it was amending Rule 12g-3 to include transactions such as the succession of a non-reporting issuer to more than one reporting issuer, either through consolidation into a new entity or a holding company formation. Although as a part of the Merger Holdco will succeed to only one reporting issuer (JCI), and so the Merger does not fall squarely within the scope of Rule 12g-3(c), which rule contemplates the succession of a non-reporting issuer to more than one reporting issuer, we believe the specific acknowledgement by the SEC in the 1997 Release that a succession can indeed occur through a holding company formation provides additional guidance on which to base our opinion that the Merger constitutes a succession for purposes of Rule 12g-3.

Accordingly, it is our opinion that, upon issuance of the Holdco Common Stock in exchange for JCI Common Stock in the Merger, the Holdco Common Stock will be deemed registered under Section 12(b) of the 1934 Act.

Further, based on our opinion that Holdco is succeeding to JCI under Section 12(b) of the 1934 Act, we are of the opinion that JCI's status as an accelerated filer under Rule 12b-2 of the 1934 Act and its history of filing annual reports pursuant to Section 13(a) or 15(d) under the 1934 Act will be carried over to Holdco, making Holdco an accelerated filer for purposes of Rule 12b-2 of the 1934 Act.

6. Schedules 13D and 13G.

Section 13(d)(1) of the 1934 Act and Rule 13d-1 thereunder require that a person that acquires more than five percent of any equity security registered pursuant to Section 12 file a statement on Schedule 13D or 13G. Section 13(d)(2) of the 1934 Act and Rule 13d-2 thereunder require the Schedule 13D to be amended when material changes in ownership occur and require the Schedule 13G to be amended within 45 days after the end of each calendar year. For the reasons discussed above, following the Merger, Holdco will, on a consolidated basis, represent the same company as did the Company prior to the Merger. Consequently, persons who have filed a Schedule 13D or 13G for JCI Common Stock should not be required to file a new or amended Schedule 13D or 13G, if they state, in their next amendment to Schedule 13D or 13G, that Holdco is the successor to JCI for purposes of filings under Section 13(d).

Accordingly, it is our opinion that persons who have filed a Schedule 13D or 13G in connection with the acquisition of equity securities of JCI should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to their Schedule 13D or 13G that Holdco is deemed the successor issuer to JCI. Our opinion is consistent with the previous determinations of the Division in Lamalie Associates, Inc., El Paso Natural Gas Company, Rouge Steel, Inc., BMC West Corporation, America West Airlines, Inc. and Toys "R" Us., Inc., *supra*.

Authority for Opinions Expressed Above

In drawing our conclusions and expressing our opinions set forth above, we have relied in part upon requests for no-action letters and/or interpretive opinions, and responses of the Commission Staff to such requests, in reference to corporate reorganizations that were substantially similar to the Merger, including Lamalie Associates, Inc., El Paso Natural Gas Company, Rouge Steel, Inc., BMC West Corporation, Halliburton Company, America West Airlines, Inc., Proler International Corp., Toys "R" Us, Inc., INDRESCO Inc., Bon-Ton Stores, Inc. and Par Pharmaceutical, Incorporated, *supra*.

Confidential Treatment

As required by 17 C.F.R. Section 200.81(b), we have submitted a separate request, enclosed herewith, relating to confidential treatment of this letter.

Conclusion

On behalf of the Company, and in light of the Company's desire to consummate the Merger as promptly as possible, we respectfully request your response as soon as possible. If the Division's staff disagrees with any of our conclusions, or is not inclined to grant the advice or relief requested in this letter, then we respectfully request an opportunity to discuss the matter with the staff prior to any written response to this letter. If you have any questions or if you require any additional information concerning this letter and the matters we discuss in this letter, please contact me at (414) 297-5678 or Jessica S. Lochmann at (414) 297-5817.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided for that purpose.

Very ~~truly yours,~~

Patrick G. Quick

cc: John P. Kennedy
Jerome D. Okarma
Johnson Controls, Inc.

William J. Abraham, Jr.
Jessica S. Lochmann
Foley & Lardner LLP

Exhibit A

180.1104. Merger of subsidiary or parent.

(1) A parent corporation owning at least 90% of the outstanding shares of each class of a subsidiary corporation or at least 90% of the outstanding interests of each class of any other subsidiary business entity may merge the subsidiary into the parent or the parent into the subsidiary without approval of the shareholders of the parent or the shareholders or other owners of the subsidiary.

(2) The board of directors of the parent corporation shall adopt a plan of merger that sets forth all of the following:

(a) The names of the parent and subsidiary.

(b) The manner and basis of converting the shares or other interests of the subsidiary or parent into shares, interests, obligations, or other securities of the surviving business entity or any other business entity or into cash or other property in whole or part.

(3) The parent shall mail a copy or summary of the plan of merger to each shareholder or other owner of the merging business entity who does not waive the mailing requirement in writing.

(4) The parent may not deliver articles of merger to the department for filing until at least 10 days after the date on which it mailed a copy of the plan of merger to each shareholder or other owner of the merging business entity who did not waive the mailing requirement.

(5) Articles of merger under this section may not contain amendments to the articles of incorporation of the surviving business entity, except for amendments enumerated in s. 180.1002 or otherwise not requiring the approval of the shareholders or other owners of the entity.